[redacted]

08029821

)STATES
:HANGE COMMISSION
, D.C. 20549

BO 1/14

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 25866 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Financial Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

| Tallahassee | Florida | 32303 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mowell — 850-386-6161
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co., P.A.
(Name – *if individual, state last, first, middle name*)

| 2606 Centennial Place | Tallahassee | Florida | 32308 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
101

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINE MENUET SCOTT
MY COMMISSION EXPIRES March 24, 2008
#DD303348
Bonded Thru Troy Fain Insurance 800-385-7019
NOTARY PUBLIC STATE OF FLORIDA

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. Not applicable - there are none.
- [x] (g) Computation of Net Capital.
- * [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- * [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Not required.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Not applicable - exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii).

CONTENTS


| | Page |
|---|---|
| Independent Auditors' Report | 1 |
| Financial Statements: | |
| Statement of Financial Condition | 2 |
| Statement of Income | 3 |
| Statement of Changes in Stockholder's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 - 7 |
| Supplemental Information: | |
| Computation of Net Capital, Basic Net Capital Requirement, and Aggregate Indebtedness | 8 |
| Reconciliation Between Audited and Unaudited Net Capital | 9 |
| Supplemental Report | 10 |

JAMES D. A. HOLLEY, C.P.A. (1899-1986)
ROBERT T. GRAVELY, C.P.A. (1926-1995)

HARRY A. MULLIKIN, JR., C.P.A.
CHARLES W. PENNINGTON, C.P.A.
JOHN A. MADDEN, C.P.A.
L. MCRAE HARPER, C.P.A.
GWYNNE Y. PARMELEE, C.P.A.
MATTHEW H. GILBERT, C.P.A.
DONNA S. BERGERON, C.P.A.
JOAN S. MCINTYRE, C.P.A.

JAMES D. A. HOLLEY & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308

TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CENTER FOR PUBLIC COMPANY AUDIT FIRMS
PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD
AICPA TAX SECTION
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS


# INDEPENDENT AUDITORS' REPORT

Mr. John B. Mowell, President
Mowell Financial Group, Inc.
Tallahassee, Florida

We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James D. A. Holley & Co., P.A.

February 26, 2008

**MOWELL FINANCIAL GROUP, INC.**
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

## ASSETS

| | |
|---|---|
| Cash | $ 27,322 |
| Commissions receivable | 29,547 |
| Other receivables | 81,244 |
| Investments | 29,318 |
| Prepaid insurance | 5,778 |
| Property and equipment | 70,077 |
| Cash value of life insurance | 36,246 |
| Deferred taxes | 181,605 |
| | $461,137 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 12,387 |
| | |
| Stockholder's equity: | |
| Common stock; $1.00 par value: | |
| Authorized: 100 shares | |
| Issued and outstanding: 100 shares | 100 |
| Capital paid in excess of par value | 361,900 |
| Retained earnings | 86,750 |
| | 448,750 |
| | $461,137 |

The accompanying notes are an integral part of these financial statements.

**MOWELL FINANCIAL GROUP, INC.**
STATEMENT OF INCOME
For the year ended December 31, 2007

| | |
|---|---|
| Income: | |
| Commissions | $ 721,868 |
| Interest and dividends | 3,494 |
| Gain on investments | 2,310 |
| NASD special member payment | 35,000 |
| | 762,672 |
| Expenses: | |
| Salaries and commissions | 462,881 |
| Payroll taxes and employee benefits | 36,758 |
| Occupancy | 40,211 |
| Insurance | 28,019 |
| Office | 7,254 |
| Telephone | 9,239 |
| Securities news services | 14,671 |
| Professional fees | 70,899 |
| Equipment rental and maintenance | 9,309 |
| Fees and licenses | 6,472 |
| Other expenses | 694 |
| Litigation settlement | 275,000 |
| | 961,407 |
| Loss before tax benefit | (198,735) |
| Income tax (benefit) | |
| Net loss | $ (198,735) |

The accompanying notes are an integral part of these financial statements.

**MOWELL FINANCIAL GROUP, INC.**
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2007

| | Common Stock | Paid In Capital | Retained Earnings |
|---|---|---|---|
| Balance, December 31, 2006 | $ 100 | $ 86,900 | $ 285,485 |
| Capital contributed | | 275,000 | |
| Net loss | | | (198,735) |
| Balance, December 31, 2007 | $ 100 | $ 361,900 | $ 86,750 |

The accompanying notes are an integral part of these financial statements.

**MOWELL FINANCIAL GROUP, INC.**
STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (198,735) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Gain on investments | (2,310) |
| Depreciation | 2,720 |
| Increase in receivables | (25,765) |
| Increase in prepaid insurance | (1,376) |
| Increase in payables | 1,354 |
| Net cash used in operating activities | (224,112) |
| Cash flows from investing activities: | |
| Investment in cash value of life policy | (2,249) |
| Purchase of equipment | (72,797) |
| Net cash used in investing activities | (75,046) |
| Cash flow from financing activities: | |
| Contribution of capital | 275,000 |
| Decrease in cash and cash equivalents | (24,158) |
| Cash and cash equivalents at beginning of year | 51,480 |
| Cash and cash equivalents at end of year | $ 27,322 |

The accompanying notes are an integral part of these financial statements.

## NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Operations**

The Company is a registered securities dealer. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

**Cash and Cash Equivalents**

Cash includes amounts in a bank checking account and investments in a liquid asset fund.

**Commissions Receivable**

Commissions receivable represent amounts due for securities trades from the Company's clearing broker-dealer. An allowance for bad debts has not been established because they were all current and collected after year end.

**Investments**

Investments in marketable securities are carried at market value. Gains and losses on securities are accounted for by the specific identification method.

**Property and Equipment**

Property and equipment originally purchased for $202,639 consists of office furniture and equipment, and security equipment. It is depreciated by the straight-line method over the estimated useful lives of the assets, ranging from 5-20 years. Depreciation expense was $2,720 for the year and accumulated depreciation totaled $132,562 as of year end.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

Investments consist of equity securities with a cost basis of $20,479 and market value of $29,318. The net gain on investments for the year is market value gains of $2,310.

3. COMMITMENTS

The Company has an operating lease for office equipment that expires in 2010. The future minimum rental payments are $3,516 per year for 2008 and 2009 and $1,465 for 2010. Equipment rental expense for 2007 was $6,469.

4. INCOME TAXES

The Company has net operating losses totaling approximately $685,000 from the years 2000, 2001, 2002, 2004, 2005 and 2007. These losses can be carried forward to offset future taxable income through 2027. The deferred tax asset for these net operating loss carryforwards is $181,605. No additional provision for deferred taxes on the 2007 net operating loss was made.

5. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $21,000 in 2007 for rent. At year end, other receivables of $81,244 are owed by Mowell Financial Group, N.A. for office support incurred in 2005 and 2006. Other operating costs of each company are sustained by the business incurring the expense.

6. CONTINGENCIES

The Company is periodically subject to claims that arise in the ordinary course of business.

One such claim is from the Alabama Securities Commission which has alleged that the Company effected securities transactions with a resident of the State of Alabama without being properly registered in Alabama as a securities broker-dealer. The Company, with the advice of counsel, has no opinion as to the potential outcome of the case.

An arbitration case was filed in August 2007 with FINRA alleging that the Company failed to file sufficient disclosures regarding the circumstances surrounding the resignation, in 1999, of a former employee. The claimants further allege that the former employee was responsible for their investment losses. The case is scheduled for hearing in November 2008. At this stage of the litigation, the outcome can not be predicted.

A complaint was filed in July 2007 in circuit court with allegations similar to the arbitration case. However, this plaintiff was never a customer of the Company. As this case is in the early pleading stage of litigation, its outcome is also not predictable.

The Company settled a case in 2007, which was filed in 2004, regarding investor losses for $275,000.

**MOWELL FINANCIAL GROUP, INC.**
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2007

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 448,750 |
| Deduct ownership equity not allowable for net capital | ______ |
| Total ownership equity qualified for net capital | 448,750 |
| Additions: | |
| None | |
| Deductions: | |
| Total nonallowable assets | 332,926 |
| Net capital before haircuts on securities positions | 115,824 |
| Haircuts on securities | 4,397 |
| Net capital | $ 111,427 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Net capital | | $ 111,427 |
| Minimum net capital required | $ 826 | |
| Minimum dollar net capital requirement | $ 5,000 | |
| Net capital requirement | | 5,000 |
| Excess net capital | | $ 106,427 |
| Excess net capital at 1,000% | | $ 110,188 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total aggregate indebtedness | $ 12,387 |
| Percent of aggregate indebtedness to net capital | 11% |

**MOWELL FINANCIAL GROUP, INC.**
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2007

| | |
|---|---|
| Net capital - unaudited Form X-17A-5, Part IIA | $ 98,131 |
| Reconciling items - year end adjustments: | |
| Prepaid expenses | 5,778 |
| Decrease in accounts payable | 7,518 |
| Net capital - audited | $ 111,427 |

SUPPLEMENTAL REPORT

Our examination of Mowell Financial Group, Inc. as of and for the year ended December 31, 2007 disclosed no material inadequacies.

James D. A. Holley & Co., P.A.

February 26, 2008

END